Exhibit 99.1

Currenc Group Inc. Initiates Investigation into Suspected Illegal Short Selling Amid Global Expansion

Singapore, July 31, 2025 (Globe Newswire) — Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”), a fintech pioneer empowering financial institutions worldwide with artificial intelligence (AI) solutions, today announced that it has retained Shareholder Intelligence Services, LLC (“ShareIntel”) to assist the Company in monitoring and investigating potential naked short selling of its shares. This is part of Currenc’s broader initiative to protect shareholder value as the Company executes its growth strategy and scales its operations globally.

ShareIntel’s patented DRIL-Down™ process aggregates, analyzes and monitors repository data from reporting entities, broker-dealers and shareholders, enhancing Currenc’s shareholder communication, regulatory compliance and trading surveillance capabilities with actionable intelligence. Together with ShareIntel, Currenc intends to actively investigate what it believes may be potential irregularities in the trading patterns of its shares, and intends to pursue every available avenue—including regulatory and legal recourse, if appropriate—to ensure that there is no illegal trading or market manipulation involving the Company’s shares.

“As we continue to expand our global business footprint with new partnerships and innovative AI-driven solutions, Currenc remains committed to protecting our investors and maximizing shareholder value,” said Alex Kong, Founder and Executive Chairman of Currenc. “Based on the trading patterns we have observed, we believe Currenc may have been the target of naked short selling and are taking action to understand these trading patterns, ensure transparent trading practices and maintain the integrity of our share price. Leveraging ShareIntel’s proprietary processes will allow us to closely track ownership, monitor any irregular trading behavior, and swiftly implement corrective measures.”

About Currenc Group Inc.

Currenc Group Inc. (Nasdaq: CURR) is a fintech pioneer dedicated to transforming global financial services through artificial intelligence (AI). The Company empowers financial institutions worldwide with comprehensive AI solutions, including SEAMLESS AI Call Centre and other AI-powered Agents designed to reduce costs, increase efficiency and boost customer satisfaction for banks, insurance, telecommunications companies, government agencies and other financial institutions. The Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

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Currenc Group Investor Relations

Email: investors@currencgroup.com

SOURCE: Currenc Group Inc.